UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 25, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Ameritas Life Insurance Corp.
Ameritas Variable Separate Account V

File No. 333-151913

Ameritas Life Insurance Corp. ("Ameritas Life") and Ameritas Variable Separate Account V (the "Separate Account") submitted an application under Rule 406 requesting confidential treatment for information they excluded from three exhibits to a registration statement on Form N-6 (Post-Effective Amendment No. 3) filed on February 25, 2011.

Based on representations from Ameritas Life and the Separate Account that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Investment Management has determined not to publicly disclose it. Accordingly, excluded information from exhibits 99.G(1), 99.G(2), and 99.G(3) will not be released to the public through May 1, 2016.

For the Commission, by the Division of Investment Management, pursuant to delegated authority:

William J. Kotapish
Assistant Director